EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2020	2019
Net income available to stockholders	$18,900	$12,611
Less: Distributed and undistributed earnings allocated to nonvested restricted stock	(951)	(490)
Earnings available to common shareholders	$17,949	$12,121

Shares Calculation

Average shares outstanding - Basic Common	5,149	5,112
Average shares outstanding - Basic Class B Common	2,020	2,068
Potential Common Stock - Basic Common - relating to stock options and non-vested restricted stock	97	53
Potential Common Stock - Basic Class B Common - relating to stock options and non-vested restricted stock	29	18
Average shares outstanding - Assuming dilution	7,295	7,251

Net Income Per Share: Basic Common	$2.70	$1.82
Net Income Per Share: Basic Class B Common	$2.02	$1.36
Net Income Per Share: Diluted Common	$2.65	$1.80
Net Income Per Share: Diluted Class B Common	$1.99	$1.35